Securities and Exchange Commission
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File No. 0-5734

The Retirement Plan of Pioneer-Standard Electronics, Inc.
(Full Title of the Plan)

Pioneer-Standard Electronics, Inc.
6065 Parkland Boulevard
Mayfield Heights, Ohio 44124

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Retirement Plan of Pioneer-Standard Electronics, Inc.

December 31, 2000 and 1999 and for the Year Ended December 31, 2000
with Report of Independent Auditors

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Financial Statements and Supplemental Schedule

December 31, 2000 and 1999 and
for the Year Ended December 31, 2000

Report of Independent Auditors	4

Financial Statements

Statements of Assets Available for Benefits	6

Statement of Changes in Assets Available for Benefits	7

Notes to Financial Statements	8

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year	13

Exhibit
Exhibit 23 – Consent of Independent Auditors	20

Report of Independent Auditors

The Board of Trustees
The Retirement Plan of Pioneer-
      Standard Electronics, Inc.

We have audited the accompanying statements of assets available for benefits of The Retirement Plan of Pioneer-Standard Electronics, Inc. as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by American Express Trust Company, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 1999 financial statements, except for comparing the information provided by the trustee, which is summarized in Note D, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 1999. The form and content of the information included in the 1999 financial statements, other than that derived from the information certified by the trustee has been audited by us and, in our opinion, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and changes in its assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2000, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended December 31, 2000, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
May 7, 2001

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statements of Assets Available for Benefits

	December 31

	2000	1999

Assets

Investments	$81,958,969	$82,331,351

Contributions receivable:

Employer profit sharing	2,300,000	1,720,000

Employer 401(K) match	89,786	6,123

Participants	320,356	21,836

	2,710,142	1,747,959

Assets available for benefits	$84,669,111	$84,079,310

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2000

Additions

Investment income (loss):

Net depreciation in fair value of investments	$(5,412,041)

Interest and dividend income	2,624,114

(2,787,927)

Contributions:

Employer	4,413,145

Participants	7,372,355

Rollovers	891,185

12,676,685

Total additions	9,888,758

Deductions

Benefits paid directly to participants	9,295,588

Administrative expenses	3,369

9,298,957

Net increase	589,801

Assets available for benefits at beginning of year	84,079,310

Assets available for benefits at end of year	$84,669,111

See accompanying Notes to Financial Statements.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements

December 31, 2000 and 1999 and
Year Ended December 31, 2000

A. Description of Plan

The following description of The Retirement Plan of Pioneer-Standard Electronics, Inc. (the “Plan”) provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pioneer-Standard Electronics, Inc. and certain of its subsidiaries (the “Company” and “Plan Administrator”) as defined in the summary plan document who have at least six months of service as of January 1, April 1, July 1 or October 1 of any year.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may elect to contribute up to 15 percent of their annual compensation. The Company will match 50 percent of the participants contributions on the first four percent of their compensation contributed. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of ten percent of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972. The Plan further provides, however, that the Company’s Board of Directors is authorized to establish the Company’s additional contribution at a different amount, if any. For the year ended December 31, 2000, and 1999, the profit sharing contribution was $2,300,000 and $1,720,000, respectively.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions and their allocation of the Company’s additional contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on earnings, (b) Plan earnings, and (c) forfeitures of nonvested account balances. Allocations are based on participant earnings or account balances, as defined. At December 31, 2000, $472,130 of forfeitures were reallocated to participants. The participant’s account determines the benefit that will ultimately be received upon retirement or termination.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements (continued)

A. Description of Plan (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts starts after the first year of service and is based on years of continuous service. A participant who has at least one hour of service after December 31, 1997 is 100 percent vested after five years of credited service. Participants who do not have an hour of service after December 31, 1997 are 100 percent vested after seven years of credited service.

A participant may withdraw, once every six consecutive months, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59-1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

Participant Loans

Participants are also permitted to borrow up to 50 percent of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1 to 5 years or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably by the participants through biweekly or monthly payroll deductions.

Payment of Benefits

On termination of participation in the Plan, a participant may elect to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. Distribution of the participant’s account must commence by April 1st following the attainment of age 70-1/2 if the participant’s ownership interest is five percent or more.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements (continued)

B. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by the trustee. Equity securities, including Pioneer-Standard Electronics, Inc. Common Shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

C. Transactions with Parties in Interest

Party-in-interest transactions include the investment in the funds of the trustee, Pioneer-Standard Electronics, Inc. Common Shares and related dividend income, and the payment of administrative expenses by the Plan, which are reimbursed by the Company. Such transactions are exempt from being prohibited transactions.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements (continued)

D. Investments

All investment information relating to investments held at December 31, 1999, was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the American Express Trust Company.

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31

	2000	1999

American Express Trust Income Fund II	$20,216,216	$21,294,904

American Express Trust Equity Index Fund II	16,044,738	20,762,494

AXP New Dimensions Fund	14,821,494	15,541,628

Neuberger Berman Genesis Trust	7,367,456	5,786,996

During 2000, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net
Depreciation
in Fair Value of
Investments

Pioneer-Standard Electronics, Inc. Common Shares	$(26,971)

Common trust funds	(3,709,411)

Shares of registered investment companies	(1,675,659)

$(5,412,041)

The Retirement Plan of Pioneer-Standard Electronics, Inc.

Notes to Financial Statements (continued)

E. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31

	2000	1999

Assets available for benefits per the financial statements	$84,669,111	$84,079,310

Less: Contribution receivable	(2,710,142)	(1,747,959)

Assets available for benefits per the Form 5500	$81,958,969	$82,331,351

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2000:

Contributions per the financial statements	$12,676,685

Less: Contribution receivable at December 31, 2000	(2,710,142)

Add: Contribution receivable at December 31, 1999	1,747,959

Contributions per the Form 5500	$11,714,502

F. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 28, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The Retirement Plan of Pioneer-Standard Electronics, Inc.

EIN: 34-0907152 Plan: 001

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year

December 31, 2000

		Description of	Current
	Identity of Issuer	Investment	Value

Common Trust Funds:
*	American Express Trust Income Fund II	977,952 units	$20,216,216

*	American Express Trust Short-Term (25:75) Horizon Fund	7,985 units	142,412

*	American Express Trust Long-Term (65:35) Horizon Fund	38,245 units	457,374

*	American Express Trust Medium-Term (50:50) Horizon Fund	180,123 units	4,022,498

*	American Express Trust Long-Term (95:5) Horizon Fund	78,785 units	1,049,183

*	American Express Trust Long-Term (80:20) Horizon Fund	63,156 units	1,640,533

*	American Express Trust MidCap Growth Fund II	251,375 units	4,210,020

*	American Express Trust Equity Index Fund II	443,041 units	16,044,738

*	American Express Trust Money Market Fund II	2,363 units	2,363

	PIMCO Total Return Fund	39,760 shares	413,109

	Dreyfus Founders Balanced Fund	295,446 shares	2,724,009

	AXP New Dimensions Fund	510,031 shares	14,821,494

	Neuberger Berman Genesis Trust	275,419 shares	7,367,456

	AXP International Fund	309,550 shares	2,740,332

Self-Directed Brokerage Account:

	Dreyfus Growth and Value Fund	128 shares	1,428

	G Apex Silver Mines	100 shares	838

	Global Crossing Ltd.	35 shares	501

	Elamex SA	1,660 shares	2,178

	ADC Telecommunications	1,518 shares	27,514

	AOL Time Warner Inc.	1,700 shares	59,160

	AT & T Corp.	2,384 shares	41,124

	AVX Corp.	100 shares	1,638

	AASTROM Biosciences	1,000 shares	875

	Abbott Labs	200 shares	9,687

	Description of	Current
Identity of Issuer	Investment	Value

Accesstel Inc.	56,230 shares	$49,201

Advanced Micro Dev.	46 shares	635

All American Semiconductor	240 shares	2,160

Altera Corp.	700 shares	18,418

Amkor Technology	450 shares	6,982

Analog Devices	1,387 shares	70,996

Andrx Group	110 shares	6,366

Anheuser Busch	202 shares	9,203

Apple Computer	32 shares	476

Applied Micro Circuits Corp.	200 shares	15,009

Applied Materials	48 shares	1,833

Ariba Inc.	100 shares	5,363

Arrow Elec. Inc.	500 shares	14,312

Atmel Corp.	2,336 shares	27,156

Avaya	91 shares	938

Avnet Inc.	1,000 shares	21,500

BSD Medical Corporation	1,000 shares	594

Bank Amer Corp.	100 shares	4,588

Bank One Corp.	716 shares	26,225

BEA Systems	50 shares	3,366

Bico Inc.	6,300 shares	309

Bristol Myers Squibb	31 shares	2,292

Broadcom Corp.	184 shares	15,456

Broadwing Inc.	150 shares	3,422

Buy.com Inc.	175 shares	115

CMGI Inc.	50 shares	280

Cabletron Systems	1,000 shares	15,062

Chastain Capital Corp.	3,000 shares	1,320

The Cheesecake Factory	50 shares	1,919

Cisco Systems	6,218 shares	237,839

Citigroup Inc.	566 shares	28,901

Claires Stores Inc.	100 shares	1,794

Clarent Corp.	41 shares	464

Coca Cola Bottling Co.	25 shares	947

Communication Intelligence Corp.	250 shares	258

Compaq Computer	289 shares	4,349

Computerized Thermal Imaging Inc.	1,000 shares	1,500

Conexant Systems Inc.	122 shares	1,876

Conseco Co.	100 shares	1,319

Corel Corp.	200 shares	319

Corning Inc.	350 shares	18,484

	Description of	Current
Identity of Issuer	Investment	Value

Corvis Corp.	358 shares	$8,525

Cosine Communications	100 shares	1,388

Cybear Group	16 shares	6

Cypress Semiconductor	180 shares	3,544

Daimler-Benz ADR	20 shares	855

Day Runner Inc.	500 shares	156

Dell Computer Corp.	300 shares	5,231

UIT Diamonds Tr Ser. 1	190 shares	20,288

Digital Lightwave Inc.	500 shares	15,844

Walt Disney Co.	310 shares	8,982

Drugstore.com Inc.	22 shares	20

E Digital Corp.	15,473 shares	26,103

EMC Corp.	400 shares	26,600

E Trade Group Inc.	241 shares	1,777

Echelon Corp.	97 shares	1,558

Edulink Inc.	10,000 shares	230

LM Ericsson Tel	400 shares	4,475

Exodus Communications	1,850 shares	37,000

Extreme Networks Inc.	30 shares	1,174

FedEx Corp.	125 shares	4,995

First Data Corp.	100 shares	5,269

Ford Motor Company	100 shares	2,344

Freerealtime.com Inc.	400 shares	188

GS Telecom Ltd.	100 shares	11

Gap Inc.	10 shares	255

General Electric	1,093 shares	52,410

Glenayre Technologies Inc.	370 shares	1,306

Global Telesystems Inc.	225 shares	183

Goodyear Tire & Rubber	300 shares	6,897

Home Depot	357 shares	16,318

Hydromaid International Inc.	1,000 shares	812

Imaging Diagnostic Systems Inc.	56,224 shares	49,477

Imanage Inc.	600 shares	2,737

Intel Corp.	19,593 shares	588,993

Interactive Media Network	10,000 shares	900

Interdigital Communications Corp.	100 shares	541

Interactive Systems Worldwide Inc.	1,000 shares	719

Internet Library Inc.	2,850 shares	513

Internet Capital Group	1,400 shares	4,593

Intertrust Tech Corp.	650 shares	2,194

Iomega Corp.	200 shares	670

	Description of	Current
Identity of Issuer	Investment	Value

I 2 Technologies	1,192 shares	$64,815

JDS Uniphase Corp.	220 shares	9,171

Kemet Corp.	100 shares	1,513

Knox Nursery Inc.	1,100 shares	206

Kohls Corp.	24 shares	1,464

Koninkl JKE Philips Electrs N V	698 shares	25,303

LSI Logic Corp.	212 shares	3,623

Launch Media Inc.	100 shares	156

Level 3 Communications	300 shares	9,844

Linear Technology Corp.	60 shares	2,775

Lucent Technology	1,645 shares	22,212

MGM Mirage	101 shares	2,849

Mainspring Inc.	100 shares	313

McAfee.com “A”	86 shares	430

McDonalds Corp.	126 shares	4,280

Medtronic Inc.	1,522 shares	91,863

Merck & Co.	125 shares	11,703

Micro Component Tech.	32,100 shares	92,288

Microsoft Corp.	1,675 shares	72,653

Microage Inc.	100 shares	22

Microchip Tech Inc.	770 shares	16,891

Migratec Inc.	2,500 shares	550

Motorola Inc.	800 shares	16,200

NASDAQ Gold Tr. IUIT	600 shares	35,025

National Semiconductor	400 shares	8,050

Network Appliance	100 shares	6,419

Nippon Telegraph & Telephone ADR	100 shares	3,569

Nokia Corp. ADR	2,516 shares	109,446

Nortel Networks Corp.	125 shares	4,008

Novamed Eyecare Inc.	185 shares	196

Novartis AG	100 shares	4,475

Old Kent Fnl. Corp.	110 shares	4,813

Openwave Sys. Inc.	50 shares	2,397

Oracle Systems	4,406 shares	128,047

Owens Corning Common	1,100 shares	893

PMC-Sierra Inc.	169 shares	13,288

Palm Inc.	50 shares	1,416

PepsiCo Inc.	51 shares	2,503

Pfizer Inc.	300 shares	13,800

Playboy Enterprises Inc. CL B	100 shares	994

Power Technology Inc.	450 shares	196

	Description of	Current
Identity of Issuer	Investment	Value

Pumatech Inc.	200 shares	$831

Ologic Corp.	155 shares	11,935

Qualcomm Inc.	335 shares	27,533

Qwest Comm Intl. Inc.	36 shares	1,472

RF Micro-Devices	100 shares	2,744

Razorfish Inc. Ser. A	100 shares	163

Red Hat Inc.	185 shares	1,156

Safescience Inc.	226 shares	268

Sagent Technology	47 shares	65

Charles Schwab Corp.	3,075 shares	87,253

Seaview Underwater Research Inc.	9,000 shares	24,750

Sheldahl Co.	1,000 shares	2,000

Siebel Systems	250 shares	16,906

Sirius Satellite Radio Inc.	100 shares	2,994

Solectron Corp. Com.	186 shares	6,305

Starbucks	100 shares	4,425

St Microelectronics	300 shares	12,844

Stockeryale Inc.	28 shares	347

Storage Networks Inc.	30 shares	744

Sun Microsystems	2,306 shares	64,280

Sungard Data Systems Inc.	310 shares	14,609

Sunrise Tech Intl.	100 shares	178

Syngenta AG ADR	10 shares	109

Synquest Transforming	500 shares	3,688

Telcom Semiconductor	100 shares	1,138

Teradyne Inc.	400 shares	14,900

Texaco Inc.	100 shares	6,213

Texas Instruments	140 shares	6,633

TheGlobe.com Inc.	200 shares	56

Tollgrade Communications	100 shares	3,650

Topps Company Inc.	100 shares	919

Tricord Systems Inc.	707 shares	5,877

Tyco International Ltd.	200 shares	11,100

U.S. Bancorp	620 shares	18,093

United Parcel Service	138 shares	8,108

VIP Comlink	2,650 shares	111

Verizon Communications	284 shares	14,236

Veritas Software	42 shares	3,675

Versant Corp.	1,170 shares	2,633

Verticalnet Inc.	500 shares	3,328

Video Network Communications Inc	50 shares	75

		Description of	Current
	Identity of Issuer	Investment	Value

	Virtualsellers.com Inc.	500 shares	$265

	Visx Inc.	20 shares	209

	Vitria Technology Inc.	100 shares	775

	Wal-Mart Stores	54 shares	2,869

	Webvan Group Inc.	400 shares	188

	William COS	100 shares	3,994

	WIT Soundview Group Inc.	105 shares	377

	Workflow Mgmt Inc.	50 shares	344

	Worldcom. Inc.	850 shares	11,953

	XM Satellite Radio	100 shares	1,606

	XILINX Inc.	173 shares	7,980

	Xircom Inc.	1,000 shares	15,500

	Xetel Corporation	1,000 shares	3,562

	Xerox Corp.	3,458 shares	15,991

	Yahoo Inc.	362 shares	10,882

	Pacific Century	1,000 shares	600

	Firsthand FDS	230 shares	17,119

	Invesco Telecommunications FD Inv GL	115 shares	4,188

	Invesco BD FDS Inc.	503 shares	3,657

	Janus Investment Fund	24 shares	837

	Janus Twenty Fund	311 shares	17,069

	Janus Global Technology Fund	294 shares	5,951

	Janus Investment Olympus FD	1,201 shares	49,425

	Janus Invt Funds	255 shares	13,563

	Janus Mercury Fund	413 shares	12,240

	PBHG Growth Fund	41 units	1,262

	Reserve Fund Inc CL A	167,985 units	167,985

	T Rowe Price Science & Tech Fund	94 shares	3,340

	Strong Equity FDS Inc.	64 shares	1,096

	Value Equity Tr.	75 shares	964

	Vanguard Equity Income Fund Inc.	1,570 shares	20,846

*	Pioneer-Standard Stock Pool	13,884 shares	152,724

*	Participant Loans	Interest rates ranging from 8.75% to 10.5% due by or prior to 2015	2,704,298

	Total		$81,958,969

*	Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE RETIREMENT PLAN OF PIONEER-STANDARD ELECTRONICS, INC.

Date:	June 27, 2001	/S/ Richard A. Sayers II

Richard A. Sayers II
Senior Vice President,
Corporate Services